					EXHIBIT 12

Murphy Oil Corporation and Consolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges (unaudited)
(Thousands of dollars)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Income from continuing operations before income taxes	$1,252,270	1,472,687	1,368,010	1,167,875	1,115,639
Distributions greater than equity in earnings of affiliates	4,962	5,204	6,648	2,622	5,343
Previously capitalized interest charged to earnings during period	19,760	16,896	18,061	18,757	29,401
Interest and expense on indebtedness, excluding capitalized interest	115,819	71,900	14,932	40,700	34,728
Interest portion of rentals*	46,528	44,478	42,103	42,235	44,122

Earnings before provision for taxes and fixed charges	$1,439,339	1,611,165	1,449,754	1,272,189	1,229,233

Interest and expense on indebtedness, excluding capitalized interest	115,819	71,900	14,932	40,700	34,728
Capitalized interest	20,605	52,523	39,173	15,131	18,444
Interest portion of rentals*	46,528	44,478	42,103	42,235	44,122

Total fixed charages	$182,952	168,901	96,208	98,066	97,294

Ratio of earnings to fixed charges	7.9	9.5	15.1	13.0	12.6

*Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.